                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                      California Coastal Communities, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.05 per share
                         (Title of Class of Securities)


                                   50043430 3
                                 (CUSIP Number)

                                William A. Austin
                                 General Counsel

                      ING Baring (U.S.) Capital Corporation
                              135 East 57th Street
                            New York, New York 10022
                               Tel. (212) 409-6155
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             John T. O'Connor, Esq.
                         Milbank, Tweed, Hadley & McCloy
                            One Chase Manhattan Plaza
                            New York, New York 10005
                            Telephone: (212) 530-5548


                                  July 22, 1998
             (Date of Event Which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
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                                  SCHEDULE 13D

CUSIP NO.:  50043430 3

(1)      NAME OF REPORTING PERSON: ING Baring (U.S.) Capital Corporation

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               / /

         (b)               /x/

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:        1,930,684

         (8)      SHARED VOTING POWER:       -0-

         (9)      SOLE DISPOSITIVE POWER:   1,930,684

         (10)     SHARED DISPOSITIVE POWER:  -0-

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,930,684

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                    / /

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.21%

(14)     TYPE OF REPORTING PERSON:  CO

___________________
* Based upon 11,906,378 shares of common stock outstanding as of April 30, 1998 as reported in the issuer's Quarterly Report on Form 10Q for the quarter ended March 31, 1998.

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                  This statement constitutes Amendment No. 1 ("this Amendment")
to the Schedule 13D filed by ING Baring (U.S.) Capital Corporation ("ING Baring") with the Securities and Exchange Commission on September 2, 1997 (the "Schedule 13D") relating to its beneficial ownership of the Common Stock, par value $.05 per share ("Common Stock") of California Coastal Communities, Inc., a Delaware corporation (the "Company"). All capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule 13D.

                  Other than as set forth herein, there has been no material change in the information set forth in Items 1 through 7 of the Schedule 13D.

         1. Item 1 of the Schedule 13D is hereby deleted and replaced with the following:

                  The class of equity securities to which this Statement on
                  Schedule 13D (the "Statement") relates is the common stock, par value of $.05 per share (the "Common Stock"), of California Coastal Communities, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 4343 Von Karman Avenue, Newport Beach, California 92660.

         2. Item 3 of the Schedule 13D is hereby amended to add at the end thereof the following:

                  The aggregate amount of cash paid by the Reporting Person in consideration of the shares of Common Stock described in paragraph 3 below ($2,175,863.25) was funded out of the general working capital of the Reporting Person.

         3. Item 5(a) of the Schedule 13D is hereby amended to delete the first paragraph thereof and to add in its place the following:

                  On July 22, 1998, ING Baring purchased 3,583 shares of Common Stock from Paul M. Meister ("Meister") pursuant to a letter agreement dated July 16, 1998 by and among the Company and the Seller, a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference, for an aggregate purchase price of $29,559.75, or $8.25 per share.

                  On July 22, 1998, ING Baring purchased 235,852 shares of Common Stock from Abex 92 Stock Trust ("Abex") pursuant to a letter agreement dated July 16, 1998 by and among the Company and Abex, a copy of which is attached as Exhibit 2 hereto and incorporated herein by reference, for an aggregate purchase price of $1,945,779, or $8.25 per share.

                  On July 22, 1998, ING Baring purchased 23,493 shares of Common Stock from Paul Montrone ("Montrone") pursuant to a letter agreement dated July 22, 1998 by and among the

                                  Page 3 of 6
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                  Company and Montrone, a copy of which is attached as Exhibit 3 hereto and incorporated herein by reference, for an aggregate purchase price of $193,817.25, or $8.25 per share.

                  On July 22, 1998, ING Baring purchased 813 shares of Common Stock from Penates Foundation (the "Foundation") pursuant to a letter agreement dated July 16, 1998 by and among the Company and the Foundation, a copy of which is attached as
                  Exhibit 4 hereto and incorporated herein by reference, for an aggregate purchase price of $6,707.25, or $8.25 per share.

                  As of the close of business on July 22, 1998, the Reporting Person was the beneficial owner of 1,930,684 shares of Common Stock of the Company, which constitute in the aggregate 16.21% of the shares of Common Stock outstanding (based upon 11,906,378 shares of Common Stock outstanding as of April 30, 1998 as reported in the Issuer's Quarterly Report on Form 10Q for the quarter ended March 31, 1998).

         4. Item 7 is amended to delete the current Item 7 and replace it with the following:

                  Exhibit 1- Letter Agreement dated July 16, 1998 by and among the Company and Meister.

                  Exhibit 2- Letter Agreement dated July 16, 1998 by and among the Company and Abex.

                  Exhibit 3- Letter Agreement dated July 16, 1998 by and among the Company and Montrone.

                  Exhibit 4- Letter Agreement dated July 16, 1998 by and among the Company and the Foundation.

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                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 23, 1998


                                ING BARING (U.S.) CAPITAL CORPORATION

                                         By:  /s/  William A. Austin
                                              Name:  William A. Austin
                                              Title: General Counsel

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                                  EXHIBIT INDEX



                                                                                                            Page on Which
                                                                                                          Exhibit Appears
                                                                                                          ---------------
Exhibit 1-            Letter Agreement dated July 16, 1998 by and among the Company and Meister.

Exhibit 2-            Letter Agreement dated July 16, 1998 by and among the Company and Abex.

Exhibit 3-            Letter Agreement dated July 16, 1998 by and among the Company and Montrone.

Exhibit 4-            Letter Agreement dated July 16, 1998 by and among the Company and the Foundation.

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